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                                  UNITED STAES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 4)*


                             Quality Products, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   747578409
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard W. Cohen
              Robinson Brog Leinwand Greene Genovese and Gluck, PC
                          1345 Sixth Avenue, 31st floor
                               New York, NY 10105
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 27, 1998

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No. 747578409                           13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Murray Koppelman


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


     PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

      New York
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


      New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER    543,332
     SHARES
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER  543,332
      WITH
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        543,332
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ x ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       18.7%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1.  Security and Issuer.

                  The securities to which this amendment no. 4 (the Amendment") relates are the shares of Common Stock (the "Stock") of Quality Products, Inc. (the "Company"). The Company's principal executive office is located at 560 Dublin Avenue, c/o Multipress, Inc., Columbus, Ohio 43215.

Item 2.  Identity and Background.

                 This Amendment is filed by Murray Koppelman ("Koppelman" or the "Reporting Person"). Mr. Koppelman refers to and incorporates by reference the information in Amendment No. 3 to his Schedule 13D filed on or about February 20 , 1998, Amendment No.2 filed on or about November 26, 1997 ("Amendment No. 2") and his Schedule 13D filed on or about September 23, 1997 (the "Schedule 13D"). This Amendment reports only information which has changed since the filing of Amendment No. 3 and defined terms in Amendment No.3, Amendment No. 2 and the
Schedule 13D are not redefined herein.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On February 26,  1998,   Mr.  Koppelman agreed to purchase
120,000 shares of Common Stock from Thomas P. Raabe, a former officer and director of the Company, for $100,000. Mr. Koppelman paid for such shares with his personal funds.

Item 4.  Purpose of Transaction.

                  The Company's common stock and securities convertible into Common Stock acquired by Mr. Koppelman were acquired and are being held as an investment and with the intention of voting such shares of the Company 1988 Annual Meeting of Stockholders. However, Mr. Koppelman intends to offer to sell at least 80,000 of the shares purchased from Mr. Raabe at the price he paid ($.83/share) to the following people: Bruce Weaver (President of the Company) - 20,000 shares; Richard W. Cohen (The lawyer who negotiated the Agreement with Mr. Raabe; Mr. Cohen represents Mr. Koppelman and the Company in various legal matters, and Mr. Cohen has a separate Schedule 13D and Amendment No. 1 on file with the SEC) - 20,000 shares; and three investors in the Company's November 25, 1997 private placement, Morris Ades - 10,000; Michael Ades - 10,000 shares; Rochelle Varon - 20,000 shares.




 . The Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person (other than pursuant to the Note) of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except as set forth below); (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above, except as follows: Koppelman will seek to have two of his designees, which will include himself and Edward Varon(husband of Rochelle Varon), to be elected (in addition to present director and CEO Bruce Weaver plus an officer of the Company's sole operating subsidiary, QPI Multipress, Inc.) to the Company's board of directors at the 1998 Annual Meeting of Stockholders scheduled for May 1, 1998. Mr. Koppelman does not intend to vote for the re-election of Jonathon Reuben as a director.

Item 5.  Interest in Securities of the Issuer.

                  Mr. Koppelman owns beneficially, in the aggregate, 543,332 shares of Common Stock representing the 66,666 shares issued August 29,1997, the 120,000 shares purchased from Mr. Raabe on February 27, 1998 the 266,666 share issuable upon conversion of the $200,000 principal amount of his New Note, 60,000 shares issuable upon exercise of the Company's Series A Warrants which he purchased in the Company's November 25, 1997 private placement and 30,000 shares of common stock issuable upon exercise of the Company's Series A Warrants issued as placement agent compensation to Eastlake Securities, Inc.(which is wholly-owned by Mr. Koppelman). Based on the 2,554,054 shares of Stock outstanding as reflected on the Company's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998, the 186,666 shares currently owned, the 266,666 additional shares issuable to Mr. Koppelman upon conversion of his New Note, and the 90,000 shares issuable upon exercise of his and Eastlake's Series
A Warrants, would give Mr. Koppelman 543,332 shares, which would constitute approximately 18.7% of the shares of Stock outstanding. Mr. Koppelman has the sole power to vote and direct the vote or to dispose and direct the disposition of the Stock which he owns. To the extent Mr. Cohen and Mr. Koppelman constitute a "group," and assuming full conversion of both their New Notes and exercise of Mr. Koppelman's (60,000) and Eastlake's (30,000) Series A Warrants, their shares would collectively constitute 27.6% of the Company's outstanding Common Stock.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Mr. Koppelman does not have any contracts, arrangements or understandings with any other person with respect to the securities of the Company, other than the Standstill Agreement (as described in Amendment No.3, an amended Standstill Agreement dated February 27, 1998 extending the Standstill dates of the original Standstill Agreement to March 6, 1998) and an agreement between the Company and Eastlake Securities, Inc. pursuant to which Eastlake has a right of first refusal to act as underwriter or placement agent until November 24, 2000 with respect to any offering of the Company's securities (filed as Exhibit 99.5 to Amendment No.2).

Item 7.           Material to be Filed as Exhibits.

                  EX 99.7 Amended Agreement dated February 27, 1998 among the Company, Mr. Koppelman and Mr. Cohen (the Amended "Standstill Agreement").


                  EX 99.8 Agreement for the Purchase and Sale of Stock dated February 26, 1998

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.




March 6, 1998        /s/Murray Koppelman by Richard W. Cohen as attorney in fact
                        --------------------------------------------------------
                        Murray Koppelman